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                               May 31, 2024

       Koh Kuan Hua
       Chairman and Chief Executive Officer
       Uni-Fuels Holdings Ltd
       15 Beach Road, Beach Centre #05-07
       Singapore 189677

                                                        Re: Uni-Fuels Holdings
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 3,
2024
                                                            CIK No. 0002021688

       Dear Koh Kuan Hua:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted May 3, 2024

       Cover Page

   1. Please revise your cover page and elsewhere as appropriate, including your section titled
                                                        "Implications of Being
a Controlled Company," to make clear whether you intend to
                                                        utilize the exemptions
available under the Nasdaq listing standards related to the
                                                        expectation that you
will be a "controlled company." We note your risk factor beginning
                                                        "[w]e will be a
"controlled company" within the meaning of the Nasdaq Stock Market listing rules..." on
page 32, including disclosure stating that you "do not currently plan to utilize the exemptions
available for controlled companies..." as well as the risk factor immediately above
beginning "[w]e do not expect to be subject to certain Nasdaq corporate governance
rule..." discussing your intention to voluntarily adopt certain corporate governance
rules applicable to U.S. listed companies.
   2. Please revise your cover page, Prospectus Summary and Capitalization sections to describe your capital
structure, including the different authorized classes of ordinary
 Koh Kuan Hua
Uni-Fuels Holdings Ltd
May 31, 2024
Page 2
         shares and any disparate voting rights. We note your disclosure elsewhere, including in your risk factor beginning "[t]he dual-class structure of our Ordinary Shares has the effect of concentrating voting control..." on page 24 discussing your dual-class share structure of
         Class A and Class B Ordinary Shares and the respective votes per share of each class.
3. Please refer to the third paragraph and the risk factor cross-reference. Please revise to also include the page number of where the section appears in the prospectus. Refer to Item
         501(b)(5) of Regulation S-K.
Prospectus Summary
Our Corporate Structure and History, page 5

4. Please revise both your pre- and post-offering ownership diagrams to reflect the holdings of Koh Kuan Hua, your Chief Executive Officer, in Garden City Private Capital Limited,
         an entity wholly-owned by him. Additionally, please revise these diagrams to reflect the respective pre- and post-offering ownership and voting control held by these parties as well as the Public shareholders, respectively. In this regard, we note disclosure related to your Class B Ordinary Shares and the ten-to-one voting ratio between your Class B and
         Class A Ordinary Shares.
Conventions Which Apply to this Prospectus, page 8

5. Please revise your disclosure throughout this registration statement to accurately and consistently reference your "major shareholders." Consider using the defined term "Major
         Shareholder(s)" defined here and used as appropriate. Additionally, please revise this section to clarify the statement that Garden City Private Capital Limited, an entity wholly-
         owned by your CEO, Mr, Hua, is "his personal holding company." Lock-up, page 10

6. Please revise to clarify whether Mr. Hua, your major shareholder, is subject to the referenced lock-up.
Risk Factors
Risks Related to Our Business
We are exposed to concentration of credit risk with respect to accounting receivable., page 15

7. Please revise this section to disclose whether you have subsequently successfully collected the accounts receivable for the fiscal year ended December 31, 2022. Additionally, please disclose whether the single customer representing receivables accounting for 10% or more of your total balances of accounts receivable was also one of the two customers that
FirstName LastNameKoh Kuan Hua
       accounted for a significant portion of the Group's total balances of accounts receivable in
Comapany    NameUni-Fuels
       the fiscal year endingHoldings
                              December  Ltd
                                          31, 2022. Last, please disclose
whether these customers
May 31,are2024
           related
               Pageparties.
                     2
FirstName LastName
 Koh Kuan Hua
FirstName  LastNameKoh
Uni-Fuels Holdings Ltd Kuan Hua
Comapany
May        NameUni-Fuels Holdings Ltd
     31, 2024
May 31,
Page 3 2024 Page 3
FirstName LastName
We source marine fuels from a limited number of third-party vendors..., page 15

8. We note your disclosure regarding the risk associated with the loss of any of your marine fuels third-party vendors and its negative impact on your business related to these "supply arrangements." Please revise your disclosure here and elsewhere as appropriate to discuss whether you enter into written agreements with these third-party vendors as well as your customers. If so, please described the material terms of these agreements and file any material written agreements in compliance with Item 601(b)(10) of Regulation S-K.
Any damage to the reputation and recognition of our brand names..., page 17

9. Please revise this risk factor and elsewhere as appropriate, including your Business section, to disclose and briefly discuss your brand and brand names referenced here. In this regard, we note that your Business section does not emphasize the significance of your brand and the "Intellectual Property" section of this registration statement states that you have "limited exposure to intellectual property risk." However, we do note your application filed to register your Uni-Fuels trademark.
Management's Discussion and Analysis...
Liquidity and Capital Resources, page 46

10. We note your discussion here that your principal sources of liquidity include "from the financing provided by a financing institution." Additionally, in your Risk Factor section, including the risk factor beginning "[o]ur business is dependent on our ability to obtain financing..." on page 15, you discuss your "trade financing facility from a financial institution" and that you plan to increase your trade financing facility with financial institutions. Please revise your disclosure here, in your Risk Factors section and elsewhere as appropriate to briefly discuss your trade financing facility in greater detail, including the key terms of this facility and the financial institution(s) involved. Additionally, please file this facility as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.
11. Please expand your disclosure to briefly describe the nature and amount of the principal source of liquidity to finance your day-to-day operations received from your major shareholder. We note your disclosure in the section titled "Related Party Transactions" on page 84.
Business
Our Major Customers, page 67

12. Please revise to disclose the names of your four major customers that accounted for 10%
         or more of the Group's revenues for the year ended December 31, 2022. Related Party Transactions, page 84

13. Please revise this section, including footnotes as appropriate, to clarify the nature of the related party relationship with Sea Oil Petroleum. We note your disclosure in the table
 Koh Kuan Hua
Uni-Fuels Holdings Ltd
May 31, 2024
Page 4
      titled "Nature of relationships with related parties" describing the company's relationship with Sea Oil Petroleum as "[u]nder significant influence of Koh Kuan
Hua..."
General

14. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,
FirstName LastNameKoh Kuan Hua
                                                             Division of
Corporation Finance
Comapany NameUni-Fuels Holdings Ltd
                                                             Office of Trade &
Services
May 31, 2024 Page 4
cc:       Lawrence S. Venick
FirstName LastName